UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File No. 001–07964

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NOBLE ENERGY, INC. 100 Glenborough Drive, Suite 100 Houston, Texas 77067

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

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Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee
Noble Energy, Inc. Thrift and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Noble Energy, Inc. Thrift and Profit Sharing Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Houston, Texas
June 20, 2011

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NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
Assets
Investments, at fair value (Note 4)	$192,221,656	$151,236,020
Receivables
Notes Receivable from Participants	4,127,457	3,701,298
Employer contributions receivable	5,515,089	4,109,012
Due from trustee for securities sold	15,805	198,964
Total receivables	9,658,351	8,009,274
Cash, non-interest bearing	9,506	-
Total Assets	201,889,513	159,245,294

Liabilities
Due to trustee for securities purchased	59,494	-
Total Liabilities	59,494	-
Net Assets Available for Benefits, Before Adjustment	201,830,019	159,245,294

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(195,612)	352,326
Net Assets Available for Benefits	$201,634,407	$159,597,620

The accompanying notes are an integral part of these financial statements.

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NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2010	2009

Investment Income
Net appreciation in fair value of investments (Note 4)	$20,885,909	$32,522,668
Dividends	2,575,001	2,097,776
Interest from other investments	298,799	331,130
Net Investment Income	23,759,709	34,951,574

Interest income on notes receivable from participants	171,479	196,397

Contributions
Participants	12,389,331	11,305,352
Rollover	3,622,974	695,907
Employer, net of forfeitures	12,628,066	10,609,172
Total Contributions	28,640,371	22,610,431

Deductions
Benefits paid to participants	10,510,269	12,396,528
Administrative expenses	24,503	21,090
Total Deductions	10,534,772	12,417,618

Net Increase in Net Assets Available for Benefits	42,036,787	45,340,784

Net Assets Available for Benefits
Beginning of year	159,597,620	114,256,836
End of year	$201,634,407	$159,597,620

The accompanying notes are an integral part of these financial statements.

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NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN

Notes to Financial Statements

For the Years Ended December 31, 2010 and 2009

Note 1.  Description of the Plan

The following description of the Noble Energy, Inc. Thrift and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering certain employees of Noble Energy, Inc., formerly Noble Affiliates, Inc., and its wholly owned subsidiaries (collectively referred to as the Company or Noble Energy). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Employees are eligible to participate in the Plan on the first day of employment. Participants may defer up to 50% of their basic compensation, including overtime, subject to the annual limitation established by the Internal Revenue Service (IRS) of $16,500 in both 2010 and 2009. The Company’s matching contribution percentage is 100% of the participant’s deferrals up to 6% of the participant’s basic compensation and is funded subsequent to each pay period. Participants who are age 50 or older at the end of the calendar year are eligible to defer additional catch-up contributions, subject to certain IRS limits ($5,500 in both 2010 and 2009). In addition, participants may contribute amounts representing rollovers from other qualified plans. The Company does not match rollovers or catch-up contributions.

A profit sharing provision was instituted for participants hired after April 30, 2006 and employed by the Company on the last day of the plan year. The profit sharing contribution is calculated based upon the following percentages of a participant’s basic compensation while a covered employee during that year:

Age of Participant	Percentage of Basic Compensation while a Covered Employee that was Below the Social Security Wage Base	Percentage of Basic Compensation while a Covered Employee that was Above the Social Security Wage Base
Under 35	4%	8%
At least 35 but under 48	7%	10%
At least 48	9%	12%

Participant Account

Participating employees have an option as to the manner in which their employee and employer contributions may be invested. Participants may direct their accounts into various mutual funds, the Noble Energy common stock units, a common collective trust fund, as well as other publicly traded securities through a self-directed brokerage feature. Participant accounts are valued daily. Allocations of net earnings are based on account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

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NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN

Notes to Financial Statements

For the Years Ended December 31, 2010 and 2009

Plan Termination

The Plan is intended to continue indefinitely; however, the right to terminate participation in the Plan is reserved to each participating company. Upon termination or permanent suspension of contributions with respect to all or any one of the participating companies, the accounts of all participants affected thereby will become fully vested, and the balances in their accounts will be distributed in accordance with the provisions of the Plan, as determined by the Noble Energy Employee Benefits Committee (the Committee).

Vesting

Participants are immediately vested in their pretax contributions and rollover contributions. Participants become fully vested in employer matching contributions in accordance with the following schedule:

Period of Service Completed by Participant	Vested Percentage
Less than 1 year	None
At least 1 but less than 2 years	34%
At least 2 but less than 3 years	67%
3 or more years	100%

Participants become fully vested in the profit sharing contribution in accordance with the following schedule:

Period of Service Completed by Participant	Vested Percentage
Less than 3 years	None
3 or more years	100%

The Plan also provides for participants to be fully vested upon death, permanent disability or completion of an hour of service on or after the participant’s 65th birthday.

Benefits Paid to Participants

Distributions are made in lump-sum payments, at the request of the participant, after termination of employment. While employed, a participant may make withdrawals from his or her employer or employee contribution accounts (as allowed under IRS regulations) subject to certain restrictions described in the Plan. Certain restrictions associated with withdrawals may be waived in the event a participant demonstrates a financial hardship. The Plan requires automatic cash outs of account balances less than $1,000 upon termination of employment.

Notes Receivable from Participants

A participant may borrow from the Plan up to the lesser of $50,000 reduced by the highest outstanding loan balance in the previous 12 months or one-half of the participant’s vested account balance. Interest is charged at the current prime rate. Interest rates on outstanding loans as of December 31, 2010 ranged from 3.25% to 8.25% and loans are required to be repaid within five years through payroll deductions.

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NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN

Notes to Financial Statements

For the Years Ended December 31, 2010 and 2009

Loans beyond a five year maturity represent loans that originated under the Patina Oil & Gas Corporation Profit Sharing and 401(k) Plan prior to its merger into the Plan. Maturity dates on loans outstanding as of December 31, 2010 ranged from January 14, 2011 to July 31, 2024. Repayments of principal and interest are credited to the borrowing participant’s account. Participants may have a maximum of two loans outstanding at a time.

Plan Administration

The Plan is administered by the Committee. The investment options available under the Plan (other than Noble Energy common stock units and those selected by a participant under the Plan’s self-directed brokerage feature) are recommended by a professional investment advisory firm appointed by the Committee. Fidelity Management Trust Company (the Trustee) serves as Trustee of the Plan. Fidelity Investments Institutional Operations Company, Inc. is the recordkeeper.

Noble Energy Common Stock Unit Voting Rights

Each participant is entitled to exercise voting rights attributable to the Noble Energy common stock units allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. If the participant does not exercise these rights, the stock units are voted by the Trustee as directed by the Committee.

Note 2.  Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting in conformity with United States generally accepted accounting principles (US GAAP).

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions relating to the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

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NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN

Notes to Financial Statements

For the Years Ended December 31, 2010 and 2009

Recently Issued Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820) - Fair Value Measurements and Disclosures (ASU 2010-06) to add additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and the transfers between Levels 1, 2, and 3. Levels 1, 2 and 3 of fair value measurements are defined in Note 3 below. The Plan adopted the new accounting standards update as of December 31, 2010 except for the provisions of this update that will be effective in the year ending December 31, 2011. The implementation of the new accounting standards update did not have a significant impact on the Plan’s financial statements as of December 31, 2010 as no transfers between Levels 1, 2, or 3 were noted.  Additionally, the Plan does not currently hold any assets classified as level 3.  The Plan is currently evaluating the impact of its pending adoption of the provisions of ASU 2010-06 not yet adopted on the Plan’s financial statements.

In September 2010, the FASB issued Accounting Standards Update No. 2010-25, Defined Contribution Pension Plans (Topic 962) – Reporting Loans to Participants by Defined Contribution Pension Plans (ASU 2010-25) to clarify how loans to participants should be classified and measured by defined contribution pension benefit plans. The Update requires that participant loans be classified as notes receivable from participants which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The amendments in the Update are to be applied retrospectively to all prior periods presented, effective for fiscal years ending after December 15, 2010, with early adoption permitted. The Plan adopted ASU 2010-15 as of December 31, 2010.  Participant loans are now measured at their unpaid principal balance plus any accrued, but unpaid interest and are classified as notes receivable from participants, segregated from plan investments, on the Statement of Net Assets Available for Benefits. The Form 5500 and supplemental schedule H,line 4i - schedule of assets (held at end of year) will continue to present notes receivable from participants as an investment.

Valuation of Investments and Income Recognition

Investments traded on national securities exchanges are valued at closing prices on the last business day of the year. Cash is valued at cost, which approximates fair value.

The Plan’s investment in the Fidelity Managed Income Portfolio which is fully benefit-responsive, is presented in the statements of net assets available for benefits at the fair value of units held by the Plan as of December 31, 2010 and 2009 with separate disclosure of the adjustment from fair value to contract value, which is equal to principal balance plus accrued interest.  The fair value of the Fidelity Managed Income Portfolio is calculated by the issuer utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services and dealer quotes.  The fair value of underlying wrapper contracts is calculated by the issuer using a discounted cash flow model which considers (i) recent fee bids as determined by recognized dealers, (ii) discount rate and (iii) the duration of the underlying portfolio securities.

The statement of net assets available for benefits includes the fair value of the underlying assets and wrap contracts of the Fidelity Managed Income Portfolio based on the proportionate ownership of the Plan.

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NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN

Notes to Financial Statements

For the Years Ended December 31, 2010 and 2009

As of December 31, 2010 and 2009, there were no reserves against the wrap contracts’ carrying values due to credit risks of the issuers. Effective August 2009, interest rates are reviewed on a monthly basis for resetting instead of being reviewed on a quarterly basis. Certain events could limit the ability of the Plan to transact at contract value with the issuers of the contracts held by the Fidelity Managed Income Portfolio. Such events could include, but are not limited to, the following: the establishment of a defined contribution plan that competes with the Plan for contributions, substantive modification to the Fidelity Managed Income Portfolio or the administration of the Fidelity Managed Income Portfolio, change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on cash flow, transfer to a competing investment option, and failure of the Plan to qualify under the applicable sections of the Internal Revenue Code of 1986, as amended (IRC). Withdrawals initiated by the Plan will normally be provided at contract value as soon as practicable within twelve months following written notice. The Plan does not believe that the occurrence of any of these events, which could limit the Plan’s ability to transact at contract value with participants, is probable.

The average yields earned by the Fidelity Managed Income Portfolio were approximately 2.68% and 3.16% at December 31, 2010 and 2009, respectively. The average yields earned by the Fidelity Managed Income Portfolio based on the actual interest rates credited to participants were approximately 1.44% and 1.20% at December 31, 2010 and 2009, respectively.

Purchases and sales of investments are recorded on a trade-date basis. Interest is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes gains and losses on investments sold during the year as well as appreciation and depreciation of the investments held at the end of the year.

Under the terms of the Plan, the Trustee, on behalf of the trust fund, is allowed to acquire, hold and dispose of the common stock units of Noble Energy. In the event that trading transactions in the stock fund exceed the cash portion of the stock fund, the trust has arranged to utilize lines of credit to facilitate transactions. As of December 31, 2010 and 2009, there were no outstanding balances related to these lines of credit.

Notes Receivable from Participants

Notes receivable for participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as a distribution based upon the terms of the Plan document.

Expenses of the Plan

Certain Plan administration expenses, such as loan maintenance fees and check fees, are charged to and paid by the participants requesting the transaction. The Company pays the remaining expenses and fees of the Plan.

Benefit Payments

Benefits are recorded as paid.

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NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN

Notes to Financial Statements

For the Years Ended December 31, 2010 and 2009

Forfeitures

When a participant terminates employment, he or she is entitled to withdraw his or her total vested account balance. The non-vested percentage of the Company’s matching and profit sharing contributions become a forfeiture upon participant termination for reasons other than retirement, death or permanent disability. The forfeiture balance as of December 31, 2010 and 2009 was $56,678 and $15,048, respectively. Certain forfeitures are used to restore certain amounts to the accounts of rehired participants and to reduce the Company’s future contributions. Forfeitures utilized to reduce future contributions were $175,000 in 2010 and $100,000 in 2009.

Note 3.  Fair Value Measurements

US GAAP for fair value measurements establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three levels. The fair value hierarchy gives the highest priority to quoted market prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Level 2 inputs are inputs, other than quoted prices included within Level 1, which are observable for the asset or liability, either directly or indirectly. The Plan uses Level 1 inputs when available as Level 1 inputs generally provide the most reliable evidence of fair value.

Certain investments are measured at fair value on a recurring basis in the statements of net assets available for benefits.  The following methods and assumptions were used to estimate the fair values:

Interest bearing cash, mutual funds, common stocks and other investments – These investments consist of various publicly-traded money market funds, mutual funds, common stock and other investments. The fair values are based on quoted market prices.

Common collective trust fund – The fair value is calculated by the issuer utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services and dealer quotes.  The fair value of the underlying wrapper contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. The Plan’s fair value is based on the Plan’s proportionate ownership of the underlying investments.

The methods described above may produce a fair value calculation that may not be indicative of net asset value or reflective of future fair value. Furthermore, while the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different estimates of fair value at the reporting date.

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NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN

Notes to Financial Statements

For the Years Ended December 31, 2010 and 2009

Fair value information for investments that are measured at fair value on a recurring basis is as follows:

	Fair Value Measurements Using
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value Measurement

December 31, 2010
Interest bearing cash	$4,334,321	$-	$-	$4,334,321
Common collective trust fund	-	24,057,723	-	24,057,723
Mutual funds:
Large cap funds	37,826,751	-	-	37,826,751
Mid cap funds	13,969,362	-	-	13,969,362
Small cap funds	3,915,157	-	-	3,915,157
International funds	10,847,465	-	-	10,847,465
Blended funds	27,320,268	-	-	27,320,268
Fixed income funds	11,695,439	-	-	11,695,439
Other funds	880,977	-	-	880,977
Total mutual funds	106,455,419	-	-	106,455,419
Common stocks:
Noble Energy common stock units	54,693,857	-	-	54,693,857
Other common stock	2,514,879	-	-	2,514,879
Total common stocks	57,208,736	-	-	57,208,736
Other investments	165,457	-	-	165,457
Total investments, at fair value	$168,163,933	$24,057,723	$-	$192,221,656

December 31, 2009
Interest bearing cash	$3,338,128	$-	$-	$3,338,128
Common collective trust fund	-	18,947,189	-	18,947,189
Mutual funds:
Large cap funds	31,087,461	-	-	31,087,461
Mid cap funds	10,131,885	-	-	10,131,885
Small cap funds	2,651,902	-	-	2,651,902
International funds	8,921,256	-	-	8,921,256
Blended funds	18,992,021	-	-	18,992,021
Fixed income funds	10,413,029	-	-	10,413,029
Other funds	561,935	-	-	561,935
Total mutual funds	82,759,489	-	-	82,759,489
Common stocks:
Noble Energy common stock units	44,261,178	-	-	44,261,178
Other common stock	1,912,725	-	-	1,912,725
Total common stocks	46,173,903	-	-	46,173,903
Other investments	17,311	-	-	17,311
Total investments, at fair value	$132,288,831	$18,947,189	$-	$151,236,020

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NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN

Notes to Financial Statements

For the Years Ended December 31, 2010 and 2009

Note 4. Investments

The Plan held the following investments, which separately represented 5% or more of the Plan’s net assets available for benefits:

	December 31,
	2010	2009
Noble Energy common stock units	$54,693,857	$44,261,178
American Funds Growth Fund of America (Class A Shares)	10,797,631	9,124,567
Dodge & Cox Stock Fund	11,168,760	9,263,261
Fidelity Diversified International Fund	10,847,465	8,921,256
Fidelity Managed Income Portfolio (contract value of $23,862,111 and $19,299,515, respectively)	24,057,723	18,947,189
Fidelity Puritan Fund*	8,498,810	7,889,813
PIMCO Moderate Duration Fund	11,695,439	10,413,029

*	In 2010, this fund represented less than 5% of the Plan's net assets

As of December 31, 2010 and 2009, approximately 27% and 28% of the Plan’s net assets were invested in Noble Energy common stock units, respectively.

The Plan’s investments, including investments bought, sold and held during the year, appreciated in value as follows:

	Year Ended December 31,
	2010	2009
Noble Energy common stock units	$9,827,509	$14,279,785
Mutual funds	10,763,822	16,970,678
Common stocks	294,578	1,272,205
Net appreciation in fair value	$20,885,909	$32,522,668

Note 5.  Tax Status

The Plan is exempt from federal income taxes under IRC Sections 401 (a) and 501 (a) and has previously received a favorable determination letter from the IRS dated July 22, 2009. Although the Plan has been amended since the date of the determination letter, the Committee is of the opinion that the Plan meets IRC requirements and continues to be tax-exempt.

US GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

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NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN

Notes to Financial Statements

For the Years Ended December 31, 2010 and 2009

Note 6.  Related-Party Transactions

The Plan allows for investment in Noble Energy common stock units. The Company is the plan sponsor; therefore, these transactions qualify as related-party transactions.  Total net assets invested in Noble Energy common stock units were $54,693,857 and $44,261,178 as of December 31, 2010 and 2009, respectively.

The Plan also invests in money market funds, a common collective trust fund and mutual funds issued by an affiliate of the Trustee; therefore, these transactions qualify as related-party transactions. Total net assets invested in Fidelity funds and cash accounts were $82,356,926 and $62,855,541 as of December 31, 2010 and 2009, respectively.

The above transactions are covered by an exemption from the “prohibited transactions” provisions of ERISA and the IRC.

Note 7.  Risks and Uncertainties

The Plan, at the direction of the participants, may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Certain of the funds available for investment by the participants may contain securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities. The value, liquidity and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

Note 8.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2010	2009
Net assets available for benefits per the financial statements	$201,634,407	$159,597,620
Add (Less): Adjustment from fair value to contract value for fully benefit-responsive investment contracts	195,612	(352,326)
Net assets available for benefits per the Form 5500	$201,830,019	$159,245,294

Index

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN

Notes to Financial Statements

For the Years Ended December 31, 2010 and 2009

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

	Year Ended
	December 31,
	2010	2009
Net increase in net assets available for benefits per the financial statements	$42,036,787	$45,340,784
Add (Less): Adjustment from fair value to contract value for fully benefit-responsive investment contracts December 31, 2010 and 2009	195,612	(352,326)
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts December 31, 2009 and 2008	352,326	920,016
Net increase in net assets available for benefits per the Form 5500	$42,584,725	$45,908,474

Fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value but are adjusted to contract value for financial statement presentation.

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Schedule 1

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN
EIN: 73-0785597 Plan #002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2010
Identity of issue, borrower, lessor, or similar party		Description of investment	Current value
	Interest Bearing Cash
*	Fidelity Cash Reserves	Cash	$1,839,171
*	Fidelity Institutional Money Market Portfolio	Cash	2,365,435
*	Fidelity Select Money Market Portfolio	Cash	2,706
	American Express Centurion Bank	Certificate of deposit	27,100
	GE Money Bank - Draper, Utah	Certificate of deposit	13,315
	GE Money Bank - Salt Lake City, Utah	Certificate of deposit	25,357
	Bank of America	Certificate of deposit	50,000
	Bank of Oklahoma	Certificate of deposit	5,056
	First State Bank	Certificate of deposit	5,166
	HSBC Bank USA NA	Certificate of deposit	1,015
	Total Interest Bearing Cash		4,334,321

	Common Collective Trust Fund
*	Fidelity Managed Income Portfolio	Common collective trust fund	24,057,723
	Total Common Collective Trust Fund		24,057,723

	Mutual Funds
	AKRE Focus Fund Retail	Mutual fund	52,843
	American Century Small Company Fund	Mutual fund	3,915,157
	American Funds Growth Fund of America (Class A Shares)	Mutual fund	10,797,631
	Dodge & Cox Stock Fund	Mutual fund	11,168,760
	Dodge & Cox International Stock Fund	Mutual fund	3,556
	Fairholme Fund	Mutual fund	56,769
*	Fidelity Capital & Income Fund	Mutual fund	4,997
*	Fidelity Convertible Securities Fund	Mutual fund	4,669
*	Fidelity Diversified International Fund	Mutual fund	10,847,465
*	Fidelity Dividend Growth Fund	Mutual fund	8,405,549
*	Fidelity Freedom Income Fund	Mutual fund	615,276
*	Fidelity Freedom 2000 Fund	Mutual fund	287,373
*	Fidelity Freedom 2005 Fund	Mutual fund	132,766
*	Fidelity Freedom 2010 Fund	Mutual fund	801,402
*	Fidelity Freedom 2015 Fund	Mutual fund	2,599,557
*	Fidelity Freedom 2020 Fund	Mutual fund	3,786,182
*	Fidelity Freedom 2025 Fund	Mutual fund	2,989,821
*	Fidelity Freedom 2030 Fund	Mutual fund	2,885,998
*	Fidelity Freedom 2035 Fund	Mutual fund	1,324,287
*	Fidelity Freedom 2040 Fund	Mutual fund	1,706,918
*	Fidelity Freedom 2045 Fund	Mutual fund	1,225,435
*	Fidelity Freedom 2050 Fund	Mutual fund	466,443
*	Fidelity High Income	Mutual fund	4,970
*	Fidelity International Growth Fund	Mutual fund	7,929
*	Fidelity Puritan Fund	Mutual fund	8,498,810
*	Fidelity Small Cap Growth Fund	Mutual fund	9,706
*	Fidelity Small Cap Retirement Fund	Mutual fund	17,453
*	Fidelity Select Energy Portfolio	Mutual fund	1,578
*	Fidelity Strategic Income	Mutual fund	7,270
*	Fidelity Strategic Real Return Fund	Mutual fund	5,226
	FMI Common Stock Fund, Inc.	Mutual fund	43,553
	Franklin Small Mid-Cap Growth Fund	Mutual fund	5,343,616
	FPA Crescent Institutional Fund	Mutual fund	108,654
	Harding Loevner Emerging Market Portfolio	Mutual fund	17,891
	James Balanced: Golden Rainbow Fund	Mutual fund	4,618
	Janus Short Term Bond Fund	Mutual fund	16,214
	Matthews Asian Growth and Income Fund	Mutual fund	43,450
	Perkins Mid Cap Value Fund	Mutual fund	8,625,746
	PIMCO Moderate Duration Fund	Mutual fund	11,695,439
	PIMCO Total Return Fund	Mutual fund	299,661
	PIMCO Total Return Class D Fund	Mutual fund	5,060
*	Spartan US Equity Index Fund	Mutual fund	7,454,811
	Third Avenue Value Fund	Mutual fund	27,185

Index

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN
EIN: 73-0785597 Plan #002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2010
Identity of issue, borrower, lessor, or similar party	Description of investment	Current value
Mutual Funds
Vanguard Specialized Gold & Precious Metals Fund	Mutual fund	$14,319
Western Asset Core Portfolio	Mutual fund	5,460
Yacktman Fund	Mutual fund	117,946
Total Mutual Funds		106,455,419

Common Stocks
Abbott Laboratories	Common stock	4,791
Akamai Technologies Inc.	Common stock	4,705
Alkane Resources Ord Npv	Common stock	4,613
Altria Group Inc.	Common stock	7,530
Apollo Investment Corporation	Common stock	7,749
Apple Computer Inc.	Common stock	188,698
Archer Daniels Midland	Common stock	4,094
Ascent Solar Technologies Inc.	Common stock	27,303
AT&T Inc.	Common stock	38,194
B & G Foods Inc.	Common stock	6,865
Bald Eagle Energy Inc.	Common stock	9
Bank Of America Corp.	Common stock	5,411
Barrick Gold Corp.	Common stock	126
Bear Creek Mining Corp.	Common stock	14,341
Bluefire Renewables Inc.	Common stock	1,504
BP PLC Spon Adr Repsntg	Common stock	22,218
Bravada Gold Corporation	Common stock	17
Bravo Gold Corp.	Common stock	92
Bronco Drilling Co Inc.	Common stock	808
Cal Dive International Inc.	Common stock	2,268
Cameron International Corp.	Common stock	5,580
Capstead Mortage Corp.	Common stock	59
Cereplast Inc.	Common stock	261
Chesapeake Energy Corporation	Common stock	4,767
Chevron Corp	Common stock	27,010
China Sunergy Co Ltd Sponsored Adr	Common stock	418
Chipotle Mexican Grill Inc.	Common stock	3,190
Cisco Sys Inc.	Common stock	6,069
Citigroup Inc.	Common stock	4,730
Clearwire Corp.	Common stock	5,150
Columbus Gold Corp.	Common stock	626
Corning Inc.	Common stock	203,617
Crosshair Exploration & Mining Corp.	Common stock	441
Currencyshares Australian Dollar Trust	Common stock	10,298
Deep Earth Resources Inc.	Common stock	60
Deere & Company	Common stock	1,703
Denbury Resources Inc.	Common stock	19,090
Diamond Offshore Drilling Inc.	Common stock	6,687
Direxion Daily Energy Bear 3X Shares	Common stock	2,638
Direxion Energy Bear 3X Shares	Common stock	1,890
Direxion Daily Real Estate Bear 3X Shares	Common stock	3,602
Direxion Daily Energy Bull 3X Shares	Common stock	1,169
East West Bancorp Inc.	Common stock	2,000
Eastmain Resources Inc.	Common stock	1,893
Ecu Silver Mining Inc.	Common stock	674
Eldorado Gold Corp.	Common stock	9,315
Empire District Electric Co.	Common stock	8,880
Empire Energy Corp International	Common stock	95
Endeavour Silver Corp.	Common stock	8,074
EOG Resources Inc.	Common stock	4,571
ERHC Energy Inc.	Common stock	15,584
ETFS Physical Palladium Shares	Common stock	80
ETFS Physical Gold Shares	Common stock	107,555
Excellon Resources Inc.	Common stock	6,743
Exelon Corp.	Common stock	4,219
Exxon Mobil Corp.	Common stock	21,484
Farallon Mining Ltd.	Common stock	3,975
First Majestic Silver Corp.	Common stock	21,780

Index

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN
EIN: 73-0785597 Plan #002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2010
Identity of issue, borrower, lessor, or similar party		Description of investment	Current value
	Common Stocks
	First Trust ISE Water Index Fund	Common stock	$897
	Flextronics International Inc.	Common stock	68,688
	Ford Motor Co.	Common stock	17,613
	General Electric Co.	Common stock	14,767
	General Motors Co.	Common stock	22,485
	Geologix Explorations Inc.	Common stock	882
	Gold Fields Ltd.	Common stock	1,425
	Gran Tierra Energy Inc.	Common stock	16,261
	Gravity Co. Ltd.	Common stock	855
	Great Basin Gold Ltd.	Common stock	1,184
	Greenbelt Resources Corp.	Common stock	30
	Greenhunter Energy Inc. Common	Common stock	648
	Halliburton Co.	Common stock	8,166
	Helix Energy Solutions Group Inc.	Common stock	2,428
	Hess Corp.	Common stock	20,972
	Home Depot Inc.	Common stock	1,753
	Horizons BetaPro NYMEX Natural Gas Bull	Common stock	56,721
	Intel Corp.	Common stock	7,814
	International Business Machines Corp.	Common stock	14,676
	iShares Gold Trust	Common stock	72,447
	iShares Inc MSCI Chile Index Fund	Common stock	46,407
	iShares Silver Trust	Common stock	14,185
	iShares MSCI EAFE Index	Common stock	105,930
	iShares Russell 1000 Index Fund	Common stock	238,055
	iShares Barclays TIPS Bond	Common stock	10,931
	J P Morgan Chase & Co.	Common stock	13,588
	Johnson & Johnson	Common stock	7,433
	KBR Inc.	Common stock	18,282
	Kellogg Company	Common stock	4,233
	Key Energy Services Inc.	Common stock	935
	Kiska Metals Corp.	Common stock	111
	Kodiak Oil & Gas Corp.	Common stock	46,200
	Kraft Foods Inc.	Common stock	2,840
	Level 3 Communications Inc.	Common stock	980
	Lilly Eli & Co.	Common stock	5,256
	Linn Energy LLC	Common stock	7,498
	Lowes Companies	Common stock	1,891
	Mag Silver Corp.	Common stock	12,440
	Marathon Oil Corp.	Common stock	20,458
	Market Vectors Gold Miners ETF	Common stock	12,436
	Market Vectors Junior Gold Mine	Common stock	17,170
	Market Vectors Rare Earth/Strategic Metals	Common stock	2,400
	Market Vectors Steel ETF	Common stock	1,567
	Maverick Oil & Gas Inc.	Common stock	3
	McDonalds Corp.	Common stock	8,136
	Medco Health Solutions Inc.	Common stock	6,127
	Medtronic Inc.	Common stock	7,418
	Merck & Co Inc.	Common stock	4,505
	MGM Resorts International	Common stock	1,114
	Murphy Oil Corp.	Common stock	60,794
	National Grid Plc.	Common stock	8,876
	National Oilwell Inc.	Common stock	20,175
	National Storm Management Inc.	Common stock	188
	Newmont Mining Corp.	Common stock	79
*	Noble Energy, Inc.	Common stock	54,693,857
	North American Palladium Ltd.	Common stock	6,940
	Northern Dynasty Minerals Ltd.	Common stock	10,217
	Northwest Biotherapeutics Inc.	Common stock	3
	Oilsands Quest Inc.	Common stock	3,843
	Pepsico Inc.	Common stock	18,716
	Petrohawk Energy Corp.	Common stock	13,140
	Petroleum Development Corp.	Common stock	1,056
	Petrosun Drilling Inc.	Common stock	338
	Pfizer Inc.	Common stock	16,783

Index

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN
EIN: 73-0785597 Plan #002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2010
Identity of issue, borrower, lessor, or similar party	Description of investment	Current value
Common Stocks
PNC Financial Services Group.	Common stock	$2,736
PowerShares DB USD Index Bearish	Common stock	10,840
PowerShares Dynamic Energy E&P	Common stock	2,350
PowerShares Global Nuclear Energy	Common stock	675
PowerShares Water Resources	Common stock	2,717
Radient Pharmaceuticals Corp.	Common stock	409
Raytheon Co.	Common stock	9,268
Research In Motion Ltd.	Common stock	1,163
Rex Energy Corp.	Common stock	5,460
Royal Dutch Shell Plc.	Common stock	7,024
Samex Mining Corp.	Common stock	549
Sandridge Energy Inc.	Common stock	16,543
Energy Select Sector SPDR	Common stock	2,501
Silver Quest Res Ltd.	Common stock	6,138
Silver Star Energy Inc.	Common stock	15
Silver Wheaton Corp.	Common stock	58,560
Silvercorp Metals Inc.	Common stock	23,281
Southwestern Energy	Common stock	22,458
SPDR Gold Shares	Common stock	39,535
SPDR S&P Metals & Mining	Common stock	15,296
Sprott Physical Gold Trust ETV	Common stock	24,690
Sprott Physical Silver Trust ET	Common stock	21,105
St Jude Medical Inc.	Common stock	4,275
Sympowerco Corp.	Common stock	25
Synergy Resources Corp.	Common stock	11,400
Tengasco Inc.	Common stock	986
Terax Energy Inc.	Common stock	19
Tesoro Petroleum	Common stock	4,888
TJX Companies Inc.	Common stock	4,439
Tournigan Ventures Corp.	Common stock	129
Ultra Petroleum Corp.	Common stock	21,019
United States Gasoline Fund Lp.	Common stock	9,474
United States Natural Gas Fund Lp.	Common stock	12,194
United States Oil Fund Lp.	Common stock	10,530
United Technologies Corp.	Common stock	21,268
Uranium Energy Corp.	Common stock	483
Vanguard REIT Index ETF	Common stock	37,818
Vanguard Small Cap Growth ETF	Common stock	21,305
Vanguard Extended Market Index ETF	Common stock	55
Vanguard MSCI Emerging Markets ETF	Common stock	62,482
Vanguard Total World Stock Index ETF	Common stock	49
Vanguard Consumer Discretionary ETF	Common stock	61
Vanguard Consumer Staples ETF	Common stock	4,518
Vanguard Energy ETF	Common stock	101
Vanguard Health Care ETF	Common stock	57
Vanguard Industrials ETF	Common stock	5,254
Vanguard Dividend Appreciation ETF	Common stock	4,471
Wells Fargo & Co.	Common stock	1,295
WisdomTree Dreyfus Chinese Yuan	Common stock	7,655
Xl Group Plc.	Common stock	8,728
Yingli Green Energy Holding Co. Ltd.	Common stock	8,892
Total Common Stocks		57,208,736

Other Investments
Barclays Bank	Other investments	97,700
United States Treasury Bills	Other investments	50,000
Apple Inc. Call Option	Other investments	(5,800)
Inergy LP	Other investments	9,810
Senior Housing Property Trust	Other investments	13,747
Total Other Investments		165,457

Index

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN
EIN: 73-0785597 Plan #002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2010
Identity of issue, borrower, lessor, or similar party		Description of investment	Current value
*	Notes Receivable from Participants	Interest rates ranging from 3.25% to 8.25%; maturity dates ranging from January 14, 2011 through July 31, 2024	4,127,457
			$196,349,113

*	Represents party-in-interest.

Note: Historical cost information has been omitted for participant-directed investments.

See accompanying report of independent registered public accounting firm.

Index

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or person who administers the employee benefit plan), has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN

Date: June 20, 2011	By:	/s/ Andrea Lee Robison
Andrea Lee Robison,
Vice President, Human Resources of Noble Energy, Inc.

Index

INDEX TO EXHIBIT

Exhibit number	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm